SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


              For the period of June 1, 2002 to June 30, 2002


                             NICE-SYSTEMS LTD.
---------------------------------------------------------------------------
              (Translation of Registrant's Name into English)


              8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
---------------------------------------------------------------------------
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X       Form 40-F  ___
                    -----

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  ____  No    X
                        -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______



THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO
NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3
(REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S
REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND
333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                  CONTENTS

         This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

         1. Consent of Kost Forer & Gabbay to the incorporation by reference into the Registration Statements referred to in the legend above of their report with respect to NICE's consolidated financial statements, which appears in NICE's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 24, 2002.

         2. Press Release: Ultrak and NICE Systems Provide Advanced Video Security Solution for Australia's Parliament House. Dated June 5, 2002.

         3. Press Release: NICE Systems Won a $5 Million Contract from One of the World's Leading Financial Services Companies. Dated June 12, 2002.


                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            NICE-SYSTEMS LTD.


                                            By:  /s/ Daphna Kedmi
                                                 --------------------------
                                                 Name:  Daphna Kedmi
                                                 Title: Corporate Secretary


Dated:       July 8, 2002
        -------------------------




                               EXHIBIT INDEX


Exhibit No.                      Description
-----------                      -----------

     1. Consent of Kost Forer & Gabbay to the incorporation by reference into the Registration Statements referred to in the legend above of their report with respect to NICE's consolidated financial statements, which appears in NICE's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 24, 2002.

     2. Press Release: Ultrak and NICE Systems Provide Advanced Video Security Solution for Australia's Parliament House. Dated June 5, 2002.

     3. Press Release: NICE Systems Won a $5 Million Contract from One of the World's Leading Financial Services Companies. Dated June 12, 2002.

                                                                  EXHIBIT 1


                      Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement Forms S-8 (registration Nos. 333-11842, 333-9352, 333-11154 and 333-13686)
and Forms F-3 (Registration Nos. 333-12996 and 333-11250) of our report dated February 6, 2002, with respect to the consolidated financial statement of Nice Systems Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2001.



                                                  Yours Truly,

                                             /s/ KOST, FORER and GABBAY
June 28, 2002                                    KOST, FORER and GABBAY
Tel-Aviv, Israel                        A Member of Ernst & Young International

                                                                  EXHIBIT 2


For more information, please contact:                    FOR IMMEDIATE RELEASE
Emily Harwood                                            ---------------------
Sandra Jones & Company
(727) 442-0138



          Ultrak and NICE Systems Provide Advanced Video Security
                 Solution for Australia's Parliament House


Lewisville, TX, and Ra'anana, Israel - June 5, 2002, -- Ultrak (NASDAQ:
ULTK), a leading manufacturer of integrated access control and CCTV security solutions, and NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, announced today that Australia's Parliament House, located in the capital city of Canberra, has chosen the NiceVision(R) Pro digital video recording system to interface with its existing Ultrak CCTV management system to provide enhanced protection to Parliament members and employees. The system will monitor and record the multiple cameras installed throughout the various areas of the Parliament House.

Ultrak Asia-Pacific and NICE in conjunction with ISSI, Australian-based system integrators, delivered this comprehensive surveillance solution, winning the contract following huge competition from all the major integrators and CCTV manufacturers operating in Australia. NiceVision Pro's real-time (25 frames per second), high quality, digital video recording capability was a critical factor in the final selection, enabling Parliament House's security team to monitor and record simultaneously all the cameras deployed throughout the premises 24 hours a day, seven days a week.

The Nice Vision Pro digital video recording system and Parliament's previously installed MAX-1000 CCTV Management System by Ultrak, when fully installed, will interface with Honeywell's Enterprise Buildings Integrator(TM) (EBI) which provides security and access control throughout the facility. The interfacing of these three systems will result in one of the world's most sophisticated and integrated security solutions found within a single facility. The system installation is almost complete and final commissioning is currently taking place.

Ernie Maclay, Parliament House spokesman stated, "It was imperative that we would implement a world class video solution that would secure the premises, both inside and out, and protect the public, members of Parliament, and employees effectively. NiceVision Pro's real-time digital recording solution, integrated with the Ultrak MAX-1000 system, delivered the most comprehensive, cost-effective solution currently available for Australia's Parliament House."

Doron Eidelman, executive vice president and president of NICE's Security Group, stated, "This is a very significant win for us in Australia. We are proud that the NiceVision Pro real-time video recording platform, integrated with Ultrak's CCTV management system, met Parliament House's stringent security requirements. Password-protected access to the video footage and full auditing capabilities enable Parliament House to secure sensitive areas. We look forward to serving Parliament House together with Ultrak and ISSI and expanding our business partnerships with them into other markets."

About Ultrak

For the past 15 years, Ultrak has established a position as a leading manufacturer of integrated security, surveillance and audio systems globally. Ultrak continues to provide comprehensive, end-to-end solutions to meet and exceed the needs of a number of government, transportation, gaming, financial, correctional, educational, retail, manufacturing, medical and corporate enterprises. With headquarters located in Lewisville, Texas, Ultrak provides access control, digital video, CCTV, public address and alarm monitoring solutions through a global network of dealers and distributors servicing North and South America, Europe, Africa, Asia and Australia. Visit www.ultrak.com or call (800) 796-2288 for further details on Ultrak's complete line of integrated security solutions and products, and to locate a dealer/distributor near you.

About NICE's Security Group

NICE's security group delivers comprehensive multimedia recording solutions with real-time threat analysis for security and surveillance. These solutions, together with related professional services, are provided worldwide to transportation and airport security, correctional facilities, gaming, corporate security, local law enforcement and public safety, government programs and intelligence agencies.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, the United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Trademark note: 3600 View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Media

Sherry Satterwhite                     NICE Systems            201-356-2102

Sherry.Satterwhite@nice.com
---------------------------

Bruce Doneff                                                   201-966-6583

bruced@nice.com

Susan Cohen                            NICE Systems            972-9-775-3507

Susan.cohen@nice.com

Investors
---------

Rachela Kassif                         NICE Systems            972-9-775-3899

investor.relations@nice.com                                    877-685-6552
---------------------------

Claudia Gatlin                         CMG International       973-316-9409

cmginternational@msn.com


This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.


                                    ###

                                                                  EXHIBIT 3


NICE Systems Won a $5 Million Contract from One of the World's Leading Financial Services Companies

One of the Largest-Ever Deals for the Customer Experience Management Industry

Ra'anana, Israel, June 12, 2002 -- NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, received a $5 million dollar contract from one of the world's premier financial services companies. This highly sought after deal is one of the largest ever for the recording and quality management industry.

The NICE solution was chosen after a highly competitive and rigorous selection process that included eight competitors in the recording and quality management market. NICE's experience with large volume call centers, its proven technology and its position as the worldwide market leader in voice recording were major factors in the decision.

The solution features the NICE Storage Center, a central archiving software suite for voice and screen recording applications. It provides full service recovery and a safe-proof method to limit an organization's overall liability. This solution includes easy access to all recordings from any location, reducing the time and resources required to monitor compliance and resolve customer disputes.

"We are very proud to be selected by one of the most demanding multi-site organizations in the world that requires the best implementation, integration and support services at every location," said Haim Shani, NICE's president and chief executive officer. "This contract is evidence that NICE continues to be the vendor of choice for the large projects that require unique expertise, global presence and high standards of service."

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 3600 View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Media

Kevin Levi                     NICE Systems               201-964-2682
                            Kevin.levi@nice.com
Susan Cohen                    NICE Systems               972-9-775-3507
                            susan.cohen@nice.com

Investors

Rachela Kassif                      NICE Systems          972-9-775-3899
investor.relations@nice.com                               877-685-6552
Claudia Gatlin                     CMG International      973-316-9409
Claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                    ###